UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for October 10, 2013

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes _____ No __X__
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

Enclosures: Sasol issues 2013 annual financial statements and files annual report on Form 20-F with the United States
Securities and Exchange Commission

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:     JSE: SOL	 NYSE: SSL
Sasol Ordinary ISIN codes:      ZAE000006896  US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol" or "the Company")

SASOL ISSUES 2013 ANNUAL FINANCIAL STATEMENTS AND FILES ANNUAL
REPORT ON FORM 20-F WITH THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION

Annual Financial statements for the year ended 30 June 2013 Sasol's annual financial statements for the year ended 30 June 2013, prepared in accordance with International Financial Reporting Standards, have been issued and have been posted on the Sasol website at www.sasol.com. The information is unchanged from the information published in the preliminary report on 9 September 2013, except for the diluted earnings per share ratio, which was reported as R43,42, and subsequently changed to R43,31.

Annual report on Form 20-F
Sasol's annual report, which includes the annual financial statements for the year ended 30 June 2013, was filed on Form 20-F with the United States Securities and Exchange Commission (SEC) on Wednesday, 9 October 2013 and is available on the SEC's website at www.sec.gov and the Sasol website at www.sasol.com.
Holders of American Depositary Receipts can request copies of Sasol's annual financial statements free of charge from the Investor Relations Department at investor.relations@sasol.com.

Annual general meeting
The annual general meeting of members of Sasol will be held at 9:00 on Friday, 22 November 2013 at the AstroTech Conference Centre, Corner of Anerley Road and 3rd Avenue, Parktown, Johannesburg, South Africa, to transact the business stated in the notice of the annual general meeting.

Salient dates of the annual general meeting
The board of directors has determined that the record date by when persons must be recorded as shareholders in the securities register of the Company in order to be entitled to receive the notice of annual general meeting is Friday, 18 October 2013. The record date in order to be recorded as a shareholder in the securities register of Sasol in order to be able to attend, participate and vote at the annual general meeting is Friday, 15 November 2013. The last date to trade in order to be able to be recorded in the securities register of Sasol as a shareholder on the aforementioned record date is Friday, 8 November 2013.

Publication of the annual integrated report and annual financial statements Copies of the annual integrated report incorporating the notice of annual general meeting and a summary of the annual financial statements, will be sent to holders of securities and the JSE Limited on or about 25 October 2013. The notice of annual general meeting will also be posted on the Sasol website at www.sasol.com.

Copies of annual financial statements for the year ended
30 June 2013 A copy of the annual financial statements of the Company may be obtained by every person who holds or has a beneficial interest in any securities issued by the Company, without charge, as follows:

1. By downloading a copy of the annual financial statements from the company's website, www.sasol.com; or
2. By requesting a copy of the annual financial statements from Sasol Investor Relations by means of either:
a. e-mail to investor.relations@sasol.com;
b. Post to PO Box 5486, Johannesburg, 2000, South Africa; or
c. Facsimile to (011) 522 0879.


10 October 2013
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited










SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: October 10, 2013			By: 	V D Kahla
					Name: 	Vuyo Dominic Kahla
					Title: 	Company Secretary